UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Investment Technology Group, Inc
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

46145F105
 (CUSIP Number)

Rachael Clarke
Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
(415) 352-4463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 46145F105		Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
PHILDELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,631,624

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,631,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,631,624

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No: 46145F105		Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
526,125

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
526,125

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
526,125

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.58%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 46145F105		Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
163,699

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
163,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
163,699

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No: 46145F105		Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
BOATHOUSE ROW OFFSHORE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
620,863

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
620,863

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
620,863

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 46145F105		Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
OC 532 OFFSHORE FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
320,937

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
320,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
320,937

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No: 46145F105		Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS
JORDAN HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,631,624

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,631,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,631,624

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

Page 8 of 12 Pages

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2015, as amended by Amendment No. 1, filed with the SEC on March 8, 2016 (collectively, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Investment Technology Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 165 Broadway, New York, New York 10006.  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 5, and 7 as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The purchases of shares of Common Stock reported herein were made using funds from the working capital of the Reporting Persons.  A total of $1,209,954.05 was paid to acquire the 60,000 shares of Common Stock acquired since the filing of Amendment No. 1, gross of dispositions, including:  (i) 18,918 shares of Common Stock acquired by Boathouse Row I, L.P. for an aggregate purchase price of $381,498.61; (ii) 6,606 shares of Common Stock acquired by Boathouse Row II, L.P. for an aggregate purchase price of $133,215.87; and (iii) 34,476 shares of Common Stock acquired by Boathouse Row Offshore, Ltd. for an aggregate purchase price of $695,239.57.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

Based on information in the Issuer’s Definitive Proxy Statement on Schedule 14A filed April 25, 2016, there were 33,205,772 shares of the Common Stock outstanding as of April 13, 2016.

(a)           As of April 27, 2016, each of Philadelphia Financial and Jordan Hymowitz may be deemed to be the beneficial owner of 1,631,624 shares of Common Stock, which represents approximately 4.91% of the outstanding shares of Common Stock.  This amount includes:  (i) 526,125 shares of Common Stock beneficially owned by Boathouse Row I, L.P., which represents approximately 1.58% of the outstanding shares of Common Stock; (ii) 163,699 shares of Common Stock beneficially owned by Boathouse Row II, L.P., which represents approximately 0.49% of the outstanding shares of Common Stock; (iii) 620,863 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd., which represents approximately 1.87% of the outstanding shares of Common Stock; and (iv) 320,937 shares of Common Stock beneficially owned by OC 532 Offshore Fund, Ltd., which represents approximately 0.97% of the outstanding shares of Common Stock.

(b)           Each of Philadelphia Financial and Jordan Hymowitz share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 1,631,624 shares of Common Stock, which includes shared power over:  (i) 526,125 shares of Common Stock with Boathouse Row I, L.P.; (ii) 163,699 shares of Common Stock with Boathouse Row II, L.P.; (iii) 620,863 shares of Common Stock with Boathouse Row Offshore Ltd.; and (iv) 320,937 shares of Common Stock with OC 532 Offshore Fund, Ltd.

(c)         Please refer to Exhibit 6 for transactions in the Issuer’s securities since the filing of Amendment No. 1, including the transaction date, number of shares of Common Stock acquired and

SCHEDULE 13D

Page 9 of 12 Pages
disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the fund that effected the transaction, and where and how the transaction was effected.

(d)           Not applicable.

(e)           As of April 27, 2016, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 5:	Joint Filing Agreement

Exhibit 6:	Schedule of Transactions

SCHEDULE 13D

Page 10 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2016

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 11 of 12 Pages

EXHIBIT 5

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Investment Technology Group, Inc., dated as of April 28, 2016 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  April 28, 2016

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

OC 532 OFFSHORE FUND, LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Director

JORDAN HYMOWITZ

/s/ Jordan Hymowitz

SCHEDULE 13D

Page 12 of 12 Pages
EXHIBIT 6

SCHEDULE OF TRANSACTIONS

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price		Price Range (if Price is Weighted Average)	How Transaction Effected
03/09/2016	Boathouse Row I, LP	SELL	(10,845)	$21.02	*	$21.00-21.11	Open Market
03/09/2016	Boathouse Row II, LP	SELL	(3,033)	$21.02	*	$21.00-21.11	Open Market
03/09/2016	Boathouse Row Offshore Ltd.	SELL	(13,440)	$21.02	*	$21.00-21.11	Open Market
03/09/2016	OC 532 Offshore Ltd.	SELL	(7,112)	$21.02	*	$21.00-21.11	Open Market
03/10/2016	Boathouse Row I, LP	SELL	(25,196)	$21.00	*	$21.00-21.045	Open Market
03/10/2016	Boathouse Row II, LP	SELL	(7,046)	$21.00	*	$21.00-21.045	Open Market
03/10/2016	Boathouse Row Offshore Ltd.	SELL	(31,236)	$21.00	*	$21.00-21.045	Open Market
03/10/2016	OC 532 Offshore Ltd.	SELL	(16,522)	$21.00	*	$21.00-21.045	Open Market
03/11/2016	Boathouse Row I, LP	SELL	(22,335)	$21.01	*	$20.95-21.065	Open Market
03/11/2016	Boathouse Row II, LP	SELL	(8,205)	$21.01	*	$20.95-21.065	Open Market
03/11/2016	Boathouse Row Offshore Ltd.	SELL	(26,167)	$21.01	*	$20.95-21.065	Open Market
03/11/2016	OC 532 Offshore Ltd.	SELL	(13,907)	$21.01	*	$20.95-21.065	Open Market
03/12/2016	Boathouse Row I, LP	SELL	(10,387)	$21.13	*	$21.06-21.20	Open Market
03/12/2016	Boathouse Row II, LP	SELL	(2,745)	$21.13	*	$21.06-21.20	Open Market
03/12/2016	Boathouse Row Offshore Ltd.	SELL	(11,098)	$21.13	*	$21.06-21.20	Open Market
03/12/2016	OC 532 Offshore Ltd.	SELL	(5,158)	$21.13	*	$21.06-21.20	Open Market
03/17/2016	Boathouse Row I, LP	SELL	(12,088)	$21.16	*	$21.06-21.20	Open Market
03/17/2016	Boathouse Row II, LP	SELL	(3,193)	$21.16	*	$21.06-21.20	Open Market
03/17/2016	Boathouse Row Offshore Ltd.	SELL	(12,916)	$21.16	*	$21.06-21.20	Open Market
03/17/2016	OC 532 Offshore Ltd.	SELL	(6,001)	$21.16	*	$21.06-21.20	Open Market
03/18/2016	Boathouse Row I, LP	SELL	(30,388)	$21.65	*	$21.50-21.70	Open Market
03/22/2016	Boathouse Row II, LP	SELL	(6,493)	$21.65	*	$21.50-21.70	Open Market
03/22/2016	Boathouse Row Offshore Ltd.	SELL	(24,392)	$21.65	*	$21.50-21.70	Open Market
03/22/2016	OC 532 Offshore Ltd.	SELL	(12,727)	$21.65	*	$21.50-21.70	Open Market
04/07/2016	Boathouse Row I, LP	BUY	15,297	$20.18	*	$20.15-20.20	Open Market
04/07/2016	Boathouse Row II, LP	BUY	5,341	$20.18	*	$20.15-20.20	Open Market
04/07/2016	Boathouse Row Offshore Ltd.	BUY	27,876	$20.18	*	$20.15-20.20	Open Market
04/08/2016	Boathouse Row I, LP	BUY	3,621	$20.17	*	$19.84-20.20	Open Market
04/08/2016	Boathouse Row II, LP	BUY	1,265	$20.17	*	$19.84-20.20	Open Market
04/08/2016	Boathouse Row Offshore Ltd.	BUY	6,600	$20.17	*	$19.84-20.20	Open Market
04/27/2016	Boathouse Row I, LP	SELL	(40,784)	$21.25			Open Market
04/27/2016	Boathouse Row II, LP	SELL	(12,707)	$21.25			Open Market
04/27/2016	Boathouse Row Offshore Ltd.	SELL	(63,599)	$21.25			Open Market
04/27/2016	OC 532 Offshore Ltd.	SELL	(22,910)	$21.25			Open Market

* This price reflects the weighted average price.  The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased or sold at each separate price within the ranges set forth in the Price Range column.